Management’s Discussion and Analysis

For the years ended December 31, 2011 and 2010

As of March 15, 2012

Table of Contents

INTRODUCTION [3]
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS [3]
CAUTIONARY NOTE TO U.S. INVESTORS [4]
OVERVIEW [5]
Recent Developments with respect to the Prairie Creek Property [5]

Socio-Economic and Impact Benefit Agreements [6]

Prairie Creek Feasibility Study [6]

Prairie Creek – 2011 Diamond Drill Program [7]

Vatukoula Gold Mines plc [9]

OUTLOOK [12]
SUMMARY OF QUARTERLY RESULTS (UNAUDITED) [13]
REVIEW OF FINANCIAL RESULTS [13]
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES [15]
OUTSTANDING SHARE DATA [17]
INTERNATIONAL FINANCIAL REPORTING STANDARDS [17]
DISCLOSURE CONTROLS AND PROCEDURES [19]
CRITICAL ACCOUNTING ESTIMATES [21]
RISKS AND UNCERTAINTIES [22]
RISK MANAGEMENT [31]

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated March 15, 2012, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2011. In order to better understand the MD&A, it should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2011 and the audited financial statements, notes and MD&A for the year ended December 31, 2010.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual financial statements presented in accordance with IFRS. Previously, the Company prepared its annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s non-independent Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the receipt and timing of necessary regulatory approvals;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OVERVIEW

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company's principal focus is the exploration and development of the Prairie Creek Property (“Prairie Creek”) and adjacent mill and infrastructure facilities (a zinc/lead/silver, partially developed property) located in the Northwest Territories, Canada.

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. (Technical Report, December 28, 2011, Alan B. Taylor, P. Geo., Non-Independent Qualified Person, in compliance with National Instrument 43-101). The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver. The Measured and Indicated Resource is capable of supporting a mine life in excess of 14 years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

The primary objectives of the Company are to complete a feasibility study, rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure, and secure the necessary operating permits so as to bring the Mine into production at the earliest opportunity.

Canadian Zinc also currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 14% of the issued share capital of VGM. VGM is a UK company, listed on the AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula gold mine located in Fiji.

The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

Recent Developments With Respect to the Prairie Creek Property

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at the Property.

In June 2008, the Company applied to the Mackenzie Valley Land and Water Board (the “Water Board”) for a Water Licence and associated Land Use Permits to support a mining operation at Prairie Creek. The application was referred to an Environmental Assessment ("EA") under the Mackenzie Valley Environmental Impact Review Board (the "Review Board") in August 2008 and thereafter worked through the various stages within the EA.

On December 8, 2011, the Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine (the “EA Report”), and submitted the Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development.

The Review Board concluded, pursuant to paragraph 128 (1) (a) of the Mackenzie Valley Resource Management Act, that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern. The Review Board therefore concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board.

The full text of the Report of Environmental Assessment and Reasons for Decision, together with all proceedings, transcripts, technical reports and detailed information on the EA (EA0809-002) of the Prairie Creek Mine and letters commenting on the EA Report are available on the website registry of the Review Board at http://www.reviewboard.ca/registry/, under the file of Canadian Zinc Corporation, and is included as a schedule to the amended material change report of the Company dated December 22, 2011 and filed on SEDAR on December 22, 2011.

In January 2012, the Company was advised by the Water Board that the regulatory process had commenced and requested the Company to submit a Consolidated Project Description (“CPD”), highlighting the changes that have resulted from commitments made by Canadian Zinc during the environmental assessment process and any responses to the Review Board suggestions. The Company submitted the CPD to the Water Board on February 16, 2012. Documentation related to this regulatory process is posted on the Water Board website at http://www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002).

Following review of the CPD the Water Board will prepare a work plan for the permitting and licensing process. It is expected that the work plan will include review and comment of the CPD, a technical session, a public hearing and a final review of the draft Land Use Permits and Water Licence terms and conditions. It is uncertain, at this time, how long this final stage permitting process will take to complete.

Since the original applications for operating permits were submitted to the Water Board in 2008, the adjacent Nahanni National Park Reserve (“NNPR”) was expanded in 2009 and now encircles the Prairie Creek Property; however the Prairie Creek Property was excluded from the expansion area and is not part of the Park. The park expansion area now includes a significant portion of the Prairie Creek Access Road route, however, when NNPR was expanded the Canada National Parks Act was amended to enable the Minister of the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading the Prairie Creek area, including the sites of storage and other facilities connected with that road. The applications for land use permits, and water licences relating to the road access are now multi-jurisdictional and the Company has applied to both to the Water Board and Parks Canada for road related permits and licences.

In February 2012, the Company and Parks Canada signed a renewed Memorandum of Understanding (“MOU”) regarding the operation and development of the Prairie Creek Mine and the management of Nahanni National Park Reserve. The MOU, which is valid for three years, replaces the previous MOU signed between the Parties in 2008. In the MOU:

•
Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of managing Nahanni National Park Reserve and an operating Prairie Creek Mine;

•	Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and has granted Land Use Permit 2009 – L02 to provide road access through the Park to the Mine area;
•
Canadian Zinc acknowledges the cooperative management relationship Parks Canada shares with the Dehcho First Nations in the management of Nahanni National Park Reserve. This includes recognition of the 2003 Parks Canada - Dehcho First Nation Interim Park Management Arrangement and the role of the cooperative management mechanism – Nah?a Dehé Consensus Team.

Throughout the environmental assessment process Canadian Zinc proposed design modifications to the mine site and access road to improve the project and minimize potentially adverse impacts to the environment. Key design modifications include commitments to increase water storage capacity at the mine site, an improved mine effluent design, an enhanced water treatment plant and re-alignments of the access road.

To achieve its proposed water quality objectives, Canadian Zinc made commitments to enhance its water treatment plant, increase water storage capacity and construct an improved mine effluent outfall for discharge into Prairie Creek. Canadian Zinc and the Department of Aboriginal Affairs and Northern Development proposed somewhat differing approaches to site specific water quality objectives for Prairie Creek. The Review Board is of the view that the implementation of either approach to site specific water quality objectives is not likely to significantly impact water quality in Prairie Creek in the area of the mine site, in Prairie Creek at the Nahanni National Park Reserve boundary, or in Prairie Creek at its confluence with the South Nahanni River.

The Review Board is of the opinion that either option proposed by Canadian Zinc for increasing water storage capacity on site will improve the project so that significant adverse impacts to the environment are not likely. Canadian Zinc has committed to enhancing the water treatment plant and has committed to increasing water storage capacity either by raising the dykes in the existing water storage pond or by constructing a second water storage pond. The Review Board suggested that the Water Board consider this during the licensing phase.

In the Review Board’s opinion, the Company’s approach to tailings management by placing all tailings underground as tailings paste backfill by the end of mine operations can be achieved and will reduce impacts on water quality so that they are not likely to be significant. The Review Board suggested that Canadian Zinc prepare a Tailings Management Plan for the permanent storage of tailings underground and the temporary storage of tailings on surface at the mine site.

The Review Board provided three suggestions that would improve the monitoring and management of potential impacts from the development of the Prairie Creek Mine.

Suggestion #1: The Review Board noted that construction of a second water storage pond may address a broader range of risks and result in better water management on site and improved water quality in Prairie Creek. The Review Board suggests that the Water Board consider this during the licencing phase.

Suggestion #2: The Review Board suggested that Canadian Zinc prepare a Tailings Management Plan for both the permanent storage of tailings underground and the temporary storage of tailings on surface at the mine site. The Review Board suggested that this Plan should be part of the water licences.

Suggestion #3: The Review Board suggested that the Company use secondary containment of concentrate during transport along the winter road to reduce the risk of contaminant dispersal.

The Review Board based its decision on the assumption that Canadian Zinc would fulfill its commitments made during the proceedings. These commitments are important factors that the Review Board relied upon in determining its decision on the significance of adverse impacts. In the Review Board’s opinion, it is therefore important that the Company, appropriate regulatory authorities, and government agencies ensure that Canadian Zinc fulfills its commitments listed in Appendix “B” of the EA Report.

The Company expects that the permits and licences, when issued by the Water Board, will include as conditions of such permits and licences the suggestions included in the EA Report, the various commitments made by Canadian Zinc and the water discharge limits necessary to protect water quality as determined by the Water Board.

The Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities. Since 2001, the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property, including two Type “B” Water Licences, four Land Use permits for exploration activities and underground development and a winter road permit. Various aspects of the Prairie Creek Project have been the subject of six EAs carried out by the Review Board, all of which resulted in recommendations that the relevant project be allowed to proceed. The Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.

Socio-Economic and Impact Benefit Agreements

In 2011, Canadian Zinc signed important Impact Benefits Agreements with each of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson), both part of the Dehcho First Nations. In August 2011, Canadian Zinc signed a Socio-Economic Agreement with the Government of the Northwest Territories. Canadian Zinc has targeted minimum employment levels of 60% northern residents and 25% Aboriginal First Nations and has undertaken to maximize business opportunities for regional First Nations communities and northern businesses.

In August 2011, Human Resource and Skills Development Canada, a federal department of the Government of Canada, approved a commitment of more than $3 million dollars over a 3-year period to fund “More Than a Silver Lining”, a program to provide Aboriginal participants with training-to-employment opportunities in a variety of mining-related occupations at the Prairie Creek Mine.

Prairie Creek Feasibility Study

In February 2011, the Company engaged SNC-Lavalin Inc. ("SNC") of Vancouver to complete a feasibility study on the Prairie Creek Mine.

The general scope of the feasibility study includes detailed engineering and design, including mining equipment, on-site and off-site infrastructure, transportation and logistics; capital and operating cost estimates for underground mining, preliminary designs of stoping methods and layouts; capital cost estimates for the rehabilitation and upgrade of the processing plant, power plant and water treatment and storage ponds; construction schedule and execution plan.

It is expected that the main part of the Feasibility Study (Phase One) will be completed around the end of the first quarter of 2012 and will incorporate capital costs estimates for the rehabilitation and upgrading of the mill, power plant and water treatment and storage ponds, as well as working cost estimates for mining, processing and transportation. An addendum to the Feasibility Study (Phase Two)

 will be completed later in the year and will further take into account some additional site geo-technical work planned to be carried out during the summer months.

SNC is experienced in the design, development and delivery of mining, processing, tailings, infrastructure and transportation facilities and some SNC personnel have had involvement in the Prairie Creek Project since it was originally designed by Kilborn Engineering (subsequently acquired by SNC) and constructed in 1982. SNC also has comprehensive knowledge with respect to the unique challenges of designing and constructing mine projects in the Northwest Territories, having been recently involved in the development of Rio Tinto’s Diavik diamond mine (NWT) and Newmont’s Hope Bay Davis North gold project (Nunavut).

Prairie Creek – 2011 Diamond Drill Program

The 2011 diamond drill exploration program at Prairie Creek was carried out from May through to the end of October and involved two drill campaigns; a deep drilling program and a shallow drilling program.

The deep drilling program in the Casket Creek area, utilizing the Company's HTM-2500 rig, totalled 2,513 metres of coring in four holes including wedges and successfully intersected significant vein-type zinc and lead mineralization about 1.6 kilometres north along a projected strike extension of the geological structure that hosts the defined mineral resource at the mine and demonstrated the probable continuation of vein-type mineralization similar to that located within the main zone at the Prairie Creek Mine.

A re-interpretation of the geological model indicated that the main structural target in the Casket Creek area had been intersected by drillhole PC-10-187 above the rock formations that are known to host the existing resource.

To further test the vertical extent of this newly confirmed structure, wedge drillhole PC-11-187W2 was drilled as an undercut to the initial hole. This wedge hole successfully intersected the vertical continuation of the fault structure 50 metres below the PC-10-187 intercept. The fault zone was better developed hence the PC-11-187W2 intercept was wider, at 3.5 metres, and assayed higher for zinc, at 11.47% Zn. However, this intersection is stratigraphically located well above the primary host rock units found at the mine. Length weighted composite assays based on laboratory analyses are as follows:

2011 Exploration Program: Deep Drill Program
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-10-187	1348.36	1348.88	0.52	4.92	5.90	34	0.034
PC-11-187W2	1384.00	1387.50	3.50	5.26	11.47	84	0.176

The drill intercepts are approximately 100 metres west of the fold axis of the main regional antiform in an identical structural setting to that of the defined vein resource in the main mine zone.

With the continued success at intersecting the target structure, which shows increasing intensity with depth, a subsequent hole, PC-11-206, was designed to further undercut the structure by 250 metres within the same primary host geological formations as are found at the mine. This hole had reached a depth of 1,365 metres, approximately 230 metres short of target, at the end of October 2011 when the onset of the winter season forced suspension of the 2011 drilling program. It is planned to complete drillhole PC-11-206 in the 2012 drilling season.

The Company also undertook a summer diamond drill program at Prairie Creek Mine property to test for additional high-grade vein structures and for other, wider stratabound deposits adjacent to the mine resource. In summary, 26 shallow holes were drilled with the Company’s Longyear rig, achieving 3,125 metres of coring directed at vein and stratabound targets in the immediate mine area. The vein structure was intersected and identified in each completed hole, many of which returned high grade base metal values. PC-11-188, collared at the minesite, was abandoned due to excessive overburden and hole PC-11-189 reported no significant assays. Drillhole PC-11-190 intersected a new area of stratabound-type mineralization approximately 150 metres below the 870 metre mine level, which is the lowest level of current developed workings at the Prairie Creek Mine.

The vein mineralization at Prairie Creek is hosted within a structural fault zone and this zone was identified in all completed holes. Due to the close proximity to surface, the mineralization was highly weathered and 70–90% oxidized, which inhibited core recovery and grade determination. Actual grades and true thicknesses will only be verified by mining.

The results from the vein drilling are included in the following table. Most of the assays listed in the table are length-weighted composites which contain significantly higher grade internal values, such as in PC-11-202 which contained 20.45% Pb, 33.15% Zn, 300 gpt Ag and 0.752% Cu over 0.74 metres of core and PC-11-200A which returned values of 11.86% Pb, 23.77% Zn, 217 gpt Ag and 0.372% Cu over 2.04 metres of core. Drill holes PC-11-205, 207 and 208 tested an area above a previously defined zone, known as “the stockwork zone”, which contains a series of narrow high grade veins trending at oblique angles to the main vein strike. Holes PC-11-207 and 208 reported wide moderate grade intercepts resulting from compositing a number of narrow veins together. Hole PC-11-205 did not report any significant assays.

2011 Exploration Program: Shallow Drill Program
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-11-190	244.40	247.00	2.60	1.61	7.15	12	0.011
PC-11-190	252.10	254.80	2.70	3.56	8.84	28	0.011
PC-11-191	67.37	69.02	1.65	2.14	10.52	35	0.124
PC-11-192	65.00	68.40	3.40	6.32	5.64	67	0.100
PC-11-192	80.40	85.10	4.70	3.71	8.38	50	0.183
PC-11-193	64.00	65.50	1.50	7.34	8.70	244	0.650
PC-11-194	57.40	61.20	3.80	5.16	6.09	57	0.069
PC-11-194	66.20	68.70	2.50	5.63	6.55	54	0.082
PC-11-195	65.35	69.00	3.65	3.45	3.60	80	0.186
PC-11-196	70.20	77.72	7.52	8.78	5.07	126	0.258
PC-11-197	55.19	56.39	1.20	5.76	5.11	113	0.265
PC-11-197	60.20	62.48	2.28	4.44	14.48	100	0.415
PC-11-198	48.59	49.89	1.30	1.39	2.62	16	0.022
PC-11-198	55.57	61.82	6.25	2.42	5.92	18	0.058
PC-11-199	54.86	57.65	2.79	5.83	10.07	71	0.216
PC-11-200A	49.04	50.50	1.46	0.91	4.99	27	0.058
PC-11-200A	54.65	57.13	2.48	12.21	19.82	232	0.552
PC-11-201	48.61	50.20	1.59	4.44	6.51	110	0.235
PC-11-201	55.10	60.21	5.11	2.43	8.80	45	0.118
PC-11-202	28.96	29.80	0.84	23.00	8.26	300	0.360
PC-11-202	49.55	53.34	3.79	9.11	15.57	138	0.404
PC-11-203	56.00	60.40	4.40	1.57	9.62	50	0.164
PC-11-204	53.34	56.80	3.46	1.12	7.50	18	0.039
PC-11-207	98.22	98.76	0.54	1.78	5.78	12	0.014
PC-11-207	118.40	121.00	2.60	2.55	4.62	21	0.026
PC-11-207	162.60	165.81	3.21	6.63	6.43	95	0.148
PC-11-207	173.19	180.25	7.06	1.50	4.60	18	0.048
PC-11-207	182.95	187.15	4.20	1.77	5.46	55	0.131
PC-11-208	187.30	190.00	2.7	4.36	5.83	70	0.106

Additional high grade base metal values have been returned from the last two diamond drill holes completed on the property during the 2011 diamond drilling, drill holes PC-11-209A, with grades of 20.18% lead and 9.93% zinc, and PC-11-210A, with grades of 15.78% lead and 9.01% zinc. These diamond drill holes were testing the potential vein extension immediately south of, but external to, the NI 43-101 defined mineral resource.

2011 Exploration Program: Shallow Drill Program – Final Results
Drillhole	From (m)	To (m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-11-209A	179.55	182.71	3.16	1.73	0.78	18.8	0.023
	240.59	243.13	2.54	20.18	9.93	239.4	0.341

PC-11-210A	221.78	232.46	10.68	8.03	6.53	91.9	0.106
including	221.78	224.57	2.79	8.53	11.78	123.7	0.205
including	228.57	232.46	3.89	15.78	9.01	161.9	0.144
All intervals are length-weighted composite values

The two intercepts in each of the two drill holes are approximately 50 metres apart and indicate the presence of two sub-parallel vein systems not previously identified in this location. The interpretation and configuration will need to be further determined through modeling and additional drilling.

While the two intercepts in 209A are separated by over 50 metres of barren host rock the vein intercepts in 210A are only separated by 4 metres of host rock and therefore a total composite including both veins and intervening host rock in 210A has also been calculated, giving a significant core length of 10.68 metres for the entire intersection.

All of the assays from the 2011 drill program have now been reported. The Company is presently planning its 2012 exploration program on the Prairie Creek Property. With a budget of $2.5 million, the Company plans to continue the deep-hole diamond drill exploration program at Casket Creek, approximately 1.6 kilometres north of the most northern drillhole that defines the present mineral resource, and also to continue exploration in the immediate vicinity of the Prairie Creek Mine.

Vatukoula Gold Mines plc

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 14% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine, which may affect the share price, and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

VGM shares are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the market bid price and the Bank of Canada quoted exchange rate if applicable) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a loss on its investment in Vatukoula Gold Mines during the year ended December 31, 2011. At December 31, 2011, the Company’s investment in VGM had a market value of $13.707 million. The outlook for this investment is dependent on the ongoing performance of VGM. The market value of the Company’s investment in VGM at March 14, 2012, was $14.6 million.

Cautionary note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines plc has been summarized from VGM’s publicly filed documents.

For further information on VGM refer to the company’s website: www.vgmplc.com.

VGM is the owner of the Vatukoula gold mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold. VGM acquired the mine in 2008 and aims to achieve sustained profitable production of 100,000 ounces of gold per annum.

The Vatukoula Gold Mine is located in the northern part of the main island in Fiji, approximately ten kilometres inland from the coast and within the Tavua Basin, situated within the extinct Tavua volcano. The mine is located at the foot of the hills that make up the volcanic crater.

The mine operates within three special mining leases which covers a total area of 1,255 hectares. In addition VGM can explore on areas outside the current mining licenses via special prospecting licenses which covers over 19,000 hectares of the surrounding Tavua volcano. VGM has onsite workshops, assay labs and produces its own power via diesel generators.

The Vatukoula Gold Mine is currently both an open pit and underground operation but in the medium term is expected to become predominantly an underground mine. Once the ore is transported to the surface it is crushed, enriched and refined at the on-site treatment plant, to produce gold dore. Gold dore produced at the mine is typically 80% gold, 19% silver and 1% base metals such as copper and iron. The gold dore is sold to the Perth Mint in Australia.

In December 2011, VGM reported its operating and financial results for the year ended August 31, 2011 expressed in British Pounds (GB£) and prepared in accordance with IFRS.

Gold sold was 53,461 ounces for the year ended August 31, 2011. Underground ore delivered increased by 40% compared to the previous year and underground development was 24,453 metres, up from 8,720 metres in the previous year.

The Mineral Resource base increased by 6% to 4.2 million ounces, of which 790,000 ounces are classified as Mineral Reserves.

	Year ended August 31, 2011	Year ended August 31, 2010
Tonnes Treated	498,123	441,924
Mine Head Grade (g/t)	3.78	5.00
Recovery (%)	81.26%	84.58%
Gold Shipped (oz)	53,461	54,642
Revenue (£'000)	47,964	40,354
EBITDA (£'000)	2,150	8,996
Cash (used) / generated from operating activities (£'000)	(2,312)	4,119
(Loss) / Profit (£'000)	(2,315)	4,523
Cash cost (US$/ounce)	1,349	884
Average realized gold price (US$/ounce)	1,439	1,157
Basic (Loss) / Earnings per share (pence)	(2.76)	6.32

VGM sold 53,461 ounces of gold in the year at an average cost of US$1,349 per ounce. The main driver to the higher cash cost per ounce was the increased development metres achieved during the year which delivered lower grades to the mill. Operating costs on a per tonne basis increased to US$145 on an overall basis, primarily because of the increased amount of underground ore mined and milled as a percentage of the total ore mined. The positive movement of the gold price mitigated some of the higher cost base with operating cash outflow for the year being £2.3 million with an August 31, 2011 year-end cash position of £6.9 million.

As a result of the actions taken in the last quarter of the financial year, gold production improved dramatically. Higher grades delivered to the mill and lower tonnages resulted in the mine producing to target and at a lower cost than forecast.

Tonnes of ore processed for the year was 498,123 tonnes, a 13% increase compared to the year ending August 31, 2010 (441,924 tonnes). The increase was driven by the increased mining activities from underground which increased ore delivered to the mill by 38%. This increase was off-set by a decrease in surface ore delivered to the mill, from 198,507 tonnes in 2010 to 160,923 in 2011.

The average grade processed decreased from 5.00 grams of gold per tonne in 2010, to 3.78 grams of gold per tonne in 2011, primarily as a result of increased strike development, resulting in lower grades delivered from underground. The lower grades delivered also reduced recoveries within the processing circuit by 4% to 81.26% in the year (2010: 84.58%).

Encouraging results were reported from VGM’s 60-hole drilling program, which was designed to provide a preliminary delineation of oxide/transitional material within the current mining leases. Twenty one holes returned gold grades in excess of 3 grams of gold per tonne. Intersections include 5.14 grams of gold per tonne over 17.55 metres, 12.09 grams of gold per tonne over 5 metres and 3.45 grams of gold per tonne over 19 metres.

During the year a total of 7,205 metres, were drilled as part of the surface oxide exploration program. The large majority of these holes were focused on identifying a potential resource within the current mining leases. The objective of this phase of drilling was to define the strike extensions of the vertical or near vertical mineralized structures, which have been historically mined from surface. The holes completed confirmed the presence of multiple mineralized structures along strike from previously mined areas. Approximately 2,000 metres were drilled on the special prospecting licenses to carry out some confirmation drilling on a previously discovered deposit.

A total of 7,228 metres were drilled on the mine envelope exploration program. All of these holes were drilled by diamond drilling, either from surface or underground. The drilling was designed to intersect possible down-dip and along strike extensions of known ore bodies.

In October 2011, VGM announced the discovery, 300 metres north of the existing mine workings, of a new high-grade ore zone, which the VGM has provisionally named ‘Nilsen’. Nilsen is the first new high-grade gold mineralized discovery at the Vatukoula Gold Mine since the discovery of the Prince William ore zone in the 1980s. The new ore zone has been intersected between 300 metres and 700 metres below surface (levels 11 to 23) and is open along strike and down dip. Further work is planned to establish the full size and scale of the Nilsen discovery.

During the year VGM benefited from the increased gold price which resulted in a higher turnover figure, however overall the VGM’s financial results were adversely affected by the continued accelerated development program and some challenging operational issues encountered during the year.

 As a result of the lower underground grade delivered to the processing plant, the increased tonnages mined from underground and increases in industry cost generally, cash cost per ounce of gold shipped increased to US$1,349. Overall cash cost per tonne mined and milled also increased to US$145 (2010: US$109).

 Increased mining costs per tonne and higher volumes of material treated combined with lower grades (grams of gold per tonne) resulted in a loss for the year of £3.3 million and cash outflows from operating activities of £2.3 million. The lower grades and increased costs also affected the cash cost per ounce sold which increased to US$1,349.

Revenue for the year of £47.9 million was 19% higher than the prior year period of £40.3 million. VGM’s year on year sales volume decreased by 1,181 ounces which adversely affected revenue, however VGM benefited from the large increases in gold prices during the year. The average realized gold price was US$1,439 in 2011 compared to US$1,157 per ounce in 2010.

VGM Operational Results for the First Quarter ended November 30, 2011

In January 2012, VGM reported its unaudited preliminary operational results for the first quarter ended November 30, 2011 as follows:

	3 months ended Nov 2011 (Q1)	3 months ended Aug 2011 (Q4)	3 months ended May 2011 (Q3)	12 months ended Aug 2011
Gold produced (ounces)	15,684	10,670	11,395	52,157
Gold sold (ounces)	14,588	12,066	11,652	53,461
Average gold price received per ounce (US$)	1,684	1,636	1,453	1,429
Mine profit / (loss) for the period (unaudited)*	£1.7 million	£0.2 million	£(2.8)million	£(0.9) million
            *Mine profit / (loss) for the period exclude any gains / (losses) from movements in unrealised foreign exchange rates.

Gold produced increased from the previous quarter by 47% to 15,684 ounces (Q4 2011: 10,670), and underground grade delivered to the mill increased by 32% to 5.66 grams of gold per tonne (Q4 2011: 4.29 grams of gold per tonne). Total underground ore and waste mined increased by 5% to 126,307 tonnes (Q4 2011: 120,460). Underground ore delivered to the mill was 86,181 tonnes (Q4 2011: 91,733) and underground development increased to 7,061 metres (Q4 2011: 6,751).

The production for the quarter ended November 30, 2011 showed a marked improvement in underground production. The tonnes delivered from underground were 86,181, 7% below the previous quarter, but the grade delivered was 5.66 grams of gold per tonne, a 32% increase over the previous quarter. Overall, the gold produced increased by 47%. The mine maintained its development program with a total of 7,061 metres completed in the quarter, maintaining an accelerated development rate.

Production from the surface oxide process delivered 33,846 tonnes in the first quarter (Q4 2010: 46,612 tonnes). The grade delivered was 1.63 grams gold per tonne.

VGM Production Summary
	3 months ended Nov 2011 (Q1)	3 months ended Aug 2011 (Q4)	3 months ended May 2011 (Q3)	12 months ended Aug 2011
Underground Mining / Development
Total tonnes mined (ore, waste & capital)	126,307	120,460	111,395	427,685
Operating Development (metres)	6,087	6,107	5,652	22,147
Capital Development (metres)	974	644	697	2,307
Total Development (metres)	7,061	6,751	6,349	24,453
Sulphide Plant
Sulphide Ore delivered (tonnes)	86,181	91,753	90,352	336,085
Sulphide head grade (grams / tonne)	5.66	4.29	4.06	5.00
Oxide Plant
Ore delivered (tonnes)	33,846	46,612	31,486	160,923
Oxide head grade (grams / tonne)	1.63	1.43	1.01	1.39
Total (Sulphide + Oxide)
Ore processed (tonnes)	127,366	139,584	120,413	498,123
Average ore head grade (grams / tonne)	4.55	3.19	3.28	3.77
Total Recovery (%)	81.17%	77.96%	79.09%	81.20%
Gold produced (ounces)	15,684	10,670	11,395	52,157
Gold shipped (ounces)	14,588	12,066	11,652	53,461
Cash Costs
Total cash cost / shipped ounce*(US$) (unaudited)	1,381	1,479	1,721	1,349
Total cash cost / tonne (US$) (unaudited)	158	128	166	145
Average realized gold price (US$ / ounce)	1,684	1,636	1,453	1,429
Mine profit / (loss) for the period (unaudited)**	£1.7 million	£0.2 million	£(2.8)million	£(0.9) million

* amortization and depreciation, unrealized foreign exchange rate movements and provisions
** profit / (loss) for the period exclude any gains / (losses) from movements in unrealized foreign exchange rates.

During the quarter, the Vatukoula Treatment Plant processed 127,366 tonnes of combined sulphide and oxide ores at an average grade of 4.55 g/t. Recoveries ran at 81.17% which were higher than last quarter (Q4: 2010 77.96%). The higher recovery is attributable to the higher grade being delivered to the mill.

Total cash cost per ounce of gold produced for the quarter was US$ 1,381 per ounce, down from US$ 1,479 per ounce in the previous quarter. The decrease in the operating cost on a per ounce basis is attributable to an increase in the grade delivered to the mill. This was partly off-set by an increase in total cash costs per tonne mined and processed.

The Vatukoula Mine reported a mine operating profit (prior to unrealized foreign exchange gains) of £1.7 million (unaudited) in the quarter ended November 30, 2011, compared to a profit of £0.2 million (unaudited) during fourth quarter ended August 31, 2011. The increase in mine operating profits is attributable primarily to increased gold production.

OUTLOOK

Canadian Zinc’s continued focus for 2012 will be to advance the Prairie Creek permit applications through the regulatory phase, to the issue of permits allowing for production. On-going collaboration with various government departments, agencies and Aboriginal groups will continue to support the proposed development.

The Company also plans to conduct further technical work to assist in submissions for the Water Board as part of this process and will involve further planning and design, site investigations to further assess the existing infrastructure, optimize the mill plan layout and further assess the transportation corridor. Further data gathering and testing of specific mine aspects, mainly related to water treatment and management, are expected to continue as part of regulatory phase of the permitting process.

The Company plans to advance the Prairie Creek Project to feasibility. The Feasibility Study, led by SNC Lavalin, is intended to include capital and working cost estimates for underground mining, preliminary designs of stoping methods and layouts; and capital and working cost estimates for the rehabilitation and upgrade of the processing plant, power plant and water treatment and storage ponds. It is planned that Phase One of the Feasibility Study will be completed around the end of the first quarter of 2012, and further optimizations and enhancements will continue throughout 2012.

An addendum to the Feasibility Study (Phase Two) will be completed later in the year and will further take into account some additional site geo-technical work planned to be carried out during the summer months.

As part of the ongoing mine development process the Company also plans to engage in discussions with various smelters and metal traders with regard to the processing and marketing of the lead and zinc concentrates expected to be produced by the Prairie Creek Mine.

The Company is presently planning its 2012 exploration program on the Prairie Creek Property. With a budget of $2.5 million, the Company plans to continue the deep-hole diamond drill exploration program at Casket Creek, approximately 1.6 kilometres north of the most northern drillhole that defines the present mineral resource, and also to continue exploration in the immediate vicinity of the Prairie Creek Mine.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

Quarter ended	Investment Income	Net Income (Loss)	Net Income (Loss) per Common Share – basic and diluted
December 31, 2011	$ 4	$ (3,518)	$ (0.03)
September 30, 2011	9	(5,293)	(0.04)
June 30, 2011	16	(10,307)	(0.08)
March 31, 2011	21	(14,244)	(0.11)
December 31, 2010	12	7,400	0.06
September 30, 2010	12	8,379	0.07
June 30, 2010	14	(4,529)	(0.04)
March 31, 2010	10	7,244	0.06
All quarterly results prepared in accordance with IFRS		(thousands of dollars except per share amounts)

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past four quarters as the Company has funded its activities and invested in marketable securities. In addition, the decline in the rate of return for such investments has remained significantly low following the global economic crisis for all eight quarters.

The net income for three of the four quarters in fiscal 2010 largely represents the increase in the fair market value of the Company’s investment in Vatukoula Gold Mines plc. The net loss during the four quarters of 2011 and the second quarter of fiscal 2010 primarily represents the decrease in the fair market value of the Company’s investment in Vatukoula Gold Mines plc.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2011 and other public disclosure documents of the Company.

For the year ended December 31, 2011, the Company reported a net loss and comprehensive loss of $33,362,000 compared to net income and comprehensive income of $18,494,000 for the year ended December 31, 2010. The decrease in net income was primarily attributable to mark-to-market losses on the Company’s shares in Vatukoula Gold Mines plc, and by higher exploration and evaluation expenses.

Exploration and Evaluation Costs

For the year ended December 31, 2011, the Company expensed $5,489,000 on its exploration and evaluation programs at Prairie Creek compared to $4,100,000 for the year ended December 31, 2010. Details of the exploration and evaluation costs are shown in Note 12 to the audited financial statements for the year ended December 31, 2011.

The overall increase in expenditures at the Prairie Creek minesite relates primarily to the Company’s initiation of a feasibility study for Prairie Creek amounting to $1,198,000 (2011 - $nil) and increased permitting and environmental costs of $1,653,000 (2011 - $1,162,000), which included costs related to studies required for the Company’s recently completed environmental assessment and as part of the permitting process for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.

As described in this MD&A the Company considers that it has made continued progress in this area. However, the process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. The Company intends to continue to work through the process for obtaining operating permits in 2012 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2011 was $50,000 versus $48,000 for the comparative period. The increase for the year to date is attributable to the overall increase in amounts available for investment during the year ended December 31, 2011 versus the comparative period and the continued minimal rates of interest being paid for balances on account with financial institutions.

Administrative Expenses

The increase in administrative expenses (excluding share-based compensation and depreciation) of $2,176,000 for the year ended December 31, 2011 versus $1,719,000 for the year ended December 31, 2010, primarily arose from increased corporate development activities.

Other Income (Expenses)

Share-based compensation: Share-based compensation totaled $238,000 for the year ended December 31, 2011 versus $951,000 for the comparative period due to a smaller number of options being granted during the year ended December 31, 2011 versus the comparative year. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Gain/loss on marketable securities: The Company reported a loss on marketable securities of $25,693,000 for the year ended December 31, 2011 versus a gain of $25,341,000 for the comparative period. The loss arose as a result of the decrease in quoted prices for the marketable securities in which the Company invested. During the year ended December 31, 2010, the Company realized gains of $463,000 through the sale of a portion of its marketable securities (which realized gain is included in the overall gain figure reported above). There was no comparative gain or loss during the year ended December 31, 2011. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total loss recorded on marketable securities for the year ended December 31, 2011 is based upon the market value of the shares at December 31, 2011.

Foreign Exchange: The Company incurred a foreign exchange loss of $13,000 for the year ended December 31, 2011 (2010 - $44,000), all of which was realized as at December 31, 2011. The losses primarily arose as a result of the overall strengthening of the Canadian dollar compared to the U.S. dollar which impacted the carrying value of cash held by the Company in U.S. dollars.

Related Party Transactions

For the year ended December 31, 2011, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $24,000 versus $24,000 for the comparative period. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2011, $4,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2010 - $2,000).

For the year ended December 31, 2011, the Company incurred short-term employee benefits with officers and directors in the amounts of $672,000 versus $660,000 for the comparative period. For the year ended December 31, 2011, the Company incurred share-based compensation with officers and directors in the amounts of $174,000 versus $787,000 for the comparative period.

Tax Deduction Recovery

During the year ended December 31, 2011, the Company renounced explorations and evaluation expenses deductible for Canadian income tax purposes of $5,000,000 in respect of the flow-through shares issued in 2010. As at December 31, 2011, the Company has incurred eligible exploration and development costs of $5,000,000. Accordingly, the Company reduced the liability to sell the tax deductions, initially recognized at $277,000, and recognized a tax deduction recovery during the year ending December 31, 2011 of $277,000.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At December 31, 2011, the Company had a positive working capital balance of $21,175,000 including cash and cash equivalents of $2,975,000, short term investments of $5,407,000 and marketable securities of $13,707,000 (for a total of $22,089,000). At December 31, 2010, the Company had cash and cash equivalents of $4,464,000, short term investments of $2,900,000, marketable securities of $39,400,000, and a positive working capital balance of $46,380,000.

The Company’s short term investments at December 31, 2011, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at December 31, 2011 were $1,015,000 compared to $519,000 as at December 31, 2010.

Cash inflows from financing activities totaled $8,069,000 for the year ended December 31, 2011 versus $5,024,000 for the comparative period, primarily arising from the Company’s financing activities at the end of 2011.

On December 30, 2011, the Company issued by way of private placement 3,275,000 flow-through shares on a brokered basis at $0.75 per share, for aggregate gross proceeds of $2,456,000. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 212,875 non-flow-through shares at any time until June 30, 2013 at a price of $0.75 per share. Net proceeds from the issuance were $2,199,000 after issuance costs comprised of the agent’s commission of $160,000 and other issuance costs of $97,000. The Company also recognized non-cash costs consisting of the fair value of the broker’s warrants granted of $45,000 and the sale of tax deductions of $295,000.

On December 30, 2011, the Company issued by way of non-brokered private placement 9,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $6,030,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until December 30, 2013 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $5,598,000 after issuance costs comprised of the finder’s fee of $302,000 and other issuance costs of $130,000. The Company also recognized the non-cash costs for the fair value of the broker’s warrants granted of $945,000.

Subsequent to the end of the year, on January 6, 2012 Canadian Zinc closed a bought deal public offering of 7,610,000 units at $0.67 per unit for gross proceeds of $5,098,700 and on February 10, 2012, following receipt of regulatory approval, closed the second tranche of the non-brokered private placement with Zhongrun International Mining Co. Ltd., consisting of an additional 6,000,000 units (“Units”) at $0.67 per Unit for gross proceeds of $4,020,000.

In connection with the two parts of the Zhongrun financings the Company paid a finder’s fee of $502,500 (5%) to an arm’s length intermediary and financial advisory fees of $150,000 (1.5%) to the Company’s financial advisors.

Closing of the second tranche of the Zhongrun financing and the bought deal public offering brought the total gross proceeds raised from the financings completed subsequent to the end of the year to $9.2 million.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities. The Company has not entered into any off-balance sheet arrangements.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and the feasibility study for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated with the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A. The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $100 to $120 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at December 31, 2011. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the Company’s shares that have been acquired, which is not certain. At March 14, 2012, the market value of CZN’s shareholding in Vatukoula Gold Mines was $14.6 million, compared to $13.71 million at December 31, 2011.

The following table reflects the Company’s aggregate financial commitments as of December 31, 2011:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	833	148	446	239	-
Decommissioning Liability (2)	2,445	-	-	-	2,445
Total	3,278	148	446	239	2,445

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at March 15, 2012, the Company had the following securities issued and outstanding:

Common shares	156,719,112
Stock options	6,410,000	exercisable between $0.23 - $0.94 per share
Warrants	12,353,798	exercisable between $0.40 - $0.90 per share
Total	175,482,910

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to IFRS from GAAP

The Canadian Accounting Standards Board declared that International Financial Reporting Standards is to replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

The required financial statements have been prepared on the basis of IFRS standards that are effective or available for early adoption on December 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out in the Company’s financial statements have been applied consistently to all periods presented.

 IFRS Conversion

The Company’s IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion was understood and managed reasonably, the Company provided time for the CFO and Audit Committee Chairman to attend externally provided IFRS training sessions. In addition, the CEO, and certain other directors, currently sit on the Boards of companies that report under IFRS and possess knowledge of IFRS. Through training and the preparation of reconciliations of historical Canadian GAAP financial statements to IFRS, primarily in the form of “white papers”, which include an analysis and discussion on key differences between Canadian GAAP versus IFRS, and documentation of expected disclosures and optional exemptions, the Company believes that its accounting personnel have obtained a thorough understanding of IFRS for Canadian reporting purposes.

The Company has also reviewed its current internal and disclosure control processes and believes they will not need significant modification as a result of conversion to IFRS.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS does not change the actual cash flows of the Company, the adoption does result in changes to the reported financial position and comprehensive income or loss of the Company. In order to allow the users of the financial statements to better understand these changes, the Company has provided the reconciliations between Canadian GAAP and IFRS in Note 21 to the financial statements. The adoption of IFRS has had no significant impact on the net cash flows of the Company although the changes made to the statements of financial position and comprehensive income or loss have resulted in reclassifications of various amounts on the statements of cash flows.

Initial Adoption of IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010 (the “Transition Date”). Under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

The Company elected to take the following IFRS 1 optional exemptions:

(a)	IFRS 3, Business Combinations: Applied prospectively from the Transition Date;
(b)
IFRS 16, Property, Plant & Equipment and IFRS 23, Borrowing Costs: Borrowing costs related to qualifying assets not capitalized unless commencement date for capitalization is on or after the Transition date;

(c)	IAS 17, Leases: Leases are classified based on the Lease terms in force at the Transition;
(d)	IFRIC 4, Determining whether an arrangement contains a lease: Applied to arrangements existing at the Transition date on the basis of facts and circumstances at that date;
(e)	IFRS 2, Share-Based Payments: Not applied retrospectively to fully vested equity settled grants;
(f)
IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities: Decommissioning liability included in the cost of the related asset and is not accounted for on a fully retrospective basis;

(g)	IAS 39, Financial Instruments: Recognition & Measurement: Financial instrument designated as FVTPL upon the Transition Date.

The following key areas of financial reporting are significantly affected by the adoption of IFRS:

Decommissioning liability: Consistent with IFRS, provisions for asset retirement obligations have been previously measured based on the estimated cost of rehabilitation, discounted to its net present value upon initial recognition. However, adjustments to the discount rate are not reflected in the provisions or the related assets under previous GAAP unless it relates to an upward revision in the future costs estimates. The Company has elected to apply the exemption from full retrospective application as allowed under IFRS 1 for the decommissioning liability included in the cost of exploration and evaluation assets. As such the Company has re-measured the decommissioning liability as at January 1, 2010 under IAS 37, Provisions, Contingent Liabilities and Contingent Assets and estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the historical discount rates. Consistent with IFRS, accretion expense is categorized as finance costs under other expenses on the statement of comprehensive income.

Flow-through shares: Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the entity. Under Canadian GAAP, in accordance with EIC-146 , Flow-through Shares, a deferred tax liability is recognized on the date that the Company files renouncement documents with the Canadian tax authorities assuming there is reasonable assurance the expenditures will be made.

Consistent with IFRS, the issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible resource exploration and evaluation expenditures. Accordingly, the Company adjusted the flow-through share issuance in fiscal 2010 and recorded a deferral of the sale of tax deductions.
Share-based Compensation: Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. IFRS 2, Share-based payments, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the definition of an employee is broader allowing the Company to group employees and others providing similar services together. Adjustments were calculated only for unvested options issued and outstanding after the Transition Date.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011, and have concluded that such disclosure controls and procedures were operating effectively at that date.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, as at December 31, 2011, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2011.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2011, and expressed an unqualified opinion thereon. Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2011.

CRITICAL ACCOUNTING ESTIMATES

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability and share-based compensation. Depreciation and depletion of exploration and evaluation assets and property, plant and equipment assets are dependent upon estimates of useful lives and resource estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resources, economic and market conditions and the useful lives of assets. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility.

A summary of the Company’s significant accounting policies is included in Note 2 to the financial statements for the year ended December 31, 2011. The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Impairment of long-lived assets

The carrying value of property, plant and equipment at December 31, 2011 was $1,063,000 (2010 - $1,272,000) and for exploration and evaluation assets was $4,694,000 (2010 - $4,498,000).

The Company assesses at each date of the statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At December 31, 2011, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at December 31, 2011, the Company estimated that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,445,000 (2010 - $2,445,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1,907,000 (2010 - $1,654,000) discounted at 2.41% per annum (2010 – 3.48%). It is assumed the settlement of the obligations will occur through to 2021.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

Period of Grant	Year ended December 31, 2011	Year ended December 31, 2010
Dividend Yield	0%	0%
Risk free interest rate	1.9%	2.2% to 2.4%
Expected life	2.6 to 3.5 years	2.5 to 3.5 years
Expected volatility (1)	79.4% to 85.1%	79.5% to 86.1%
Weighted average grant date fair value	0.38	0.23
Forfeiture rate	1%	1%

(1) Determined based on historical volatility of the Company.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 15, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates – Decommissioning liability (environmental estimates)”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining property is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008. A Project Description Report is not a Feasibility Study. The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Minefill Technical Report. The Resource Estimation in the 2007 Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.

In February 2011, the Company engaged SNC-Lavalin Inc. ("SNC") of Vancouver to complete a feasibility study on the Prairie Creek Mine. The general scope of the feasibility study includes detailed engineering and design, including mining equipment, on-site and off-site infrastructure, transportation and logistics; capital and operating cost estimates for underground mining, preliminary designs of stoping methods and layouts; capital cost estimates for the rehabilitation and upgrade of the processing plant, power plant and water treatment and storage ponds; construction schedule and execution plan.

It is expected that the main part of the Feasibility Study (Phase One) will be completed around the end of the first quarter of 2012 and will incorporate capital costs estimates for the rehabilitation and upgrading of the mill, power plant and water treatment and storage ponds, as well as working cost estimates for mining, processing and transportation. An addendum to the Feasibility Study (Phase Two) will be completed later in the year and will further take into account some additional site geo-technical work planned to be carried out during the summer months of 2012.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines Plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A in the “Overview, Review of Activities and Outlook” section, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On March 14, 2012, the value of the Company’s investment in VGM was $14.6 million.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As of December 31, 2010, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $62,038,000 through December 31, 2011. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2011, there were 143,109,112 common shares outstanding. As of December 31, 2011, the Company had 6,410,000 share purchase options and 5,054,148 warrants outstanding allowing the holders to purchase 11,464,148 common shares. Directors and officers of the Company hold 5,000,000 of these share purchase options, contractors and employees of the Company hold 1,410,000 share purchase options and third-party entities hold 5,054,148 share purchase warrants. As of March 15, 2012, there were 156,719,112 common shares outstanding. As of March 15, 2012, the Company had 6,410,000 share purchase options and 12,353,798 warrants outstanding allowing the holders to purchase 18,763,798 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividend Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

RISK MANAGEMENT

As described in this MD&A in the section “Risks and Uncertainties,” Canadian Zinc’s activities and status as an exploration and evaluation company expose the Company to a variety of risks, many of which are beyond the direct control of the Company.

However, management has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

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